Exhibit 99.1

News Release

May 20, 2009	Version 2 clean May 19

TELUS closes debt offering

C$700 million 4.95% five-year Notes

Vancouver, British Columbia — TELUS announced today the successful closing of its previously announced offering of C$700 million senior unsecured Notes. The 4.95% five-year Notes, Series CF mature on May 15, 2014.

The net proceeds of the offering will be used for general corporate purposes, including to repay amounts outstanding under the 2007 Credit Facility and outstanding commercial paper.

The offering was made pursuant to a prospectus supplement dated May 14, 2009 to TELUS’ short form base shelf prospectus dated August 30, 2007 filed with the securities regulatory authorities in Canada.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

The Notes have not been and will not be registered in the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to or for the benefit of U.S. Persons (as defined in Regulation S of the U.S. Securities Act).  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 11.6 million customer connections including 6.2 million wireless subscribers, 4.2 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. For more information about TELUS, please visit telus.com.

Forward Looking Statements

This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents including Management’s discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:

Robert Mitchell

TELUS Investor Relations

416-279-3219

ir@telus.com

Shawn Hall

TELUS Media Relations

(604) 619-7913

shawn.hall@telus.com